Question 77I

On June 30, 2004, the Company began offering Institutional Class shares and Investor Class shares of the Baird SmallCap Fund. On August 31, 2004, the Company began offering Institutional Class shares of the Baird Short-Term Bond Fund. Investor Class Shares are sold primarily to individuals and other purchasers investing less than $250,000 ($100,000 for the Baird SmallCap Fund) and (2) Institutional Class Shares sold primarily to institutions investing at least $250,000 ($100,000 for the Baird SmallCap Fund). The Funds are registered with the Securities and Exchange Commission as open-end diversified management companies.

Each class of shares of the Funds represents an interest in the assets of the respective Fund and have identical voting, dividend, liquidation and other rights on the same terms and conditions, except that the distribution and shareholder servicing fees related to the Investor Class Shares are borne solely by that class. Fractional shares have the same rights proportionately as full shares. Shares issued are fully paid and nonassessable and have no subscription or preemptive rights and only such conversion rights or exchange rights as the Board of Directors may grant in its discretion.

The shares do not have cumulative voting rights. Therefore, the holders of more than 50 percent of the shares voting for the election of Directors can elect all the Directors of the Funds.

If the holders of a majority of the outstanding shares of the Funds shall vote at any time to wind up and liquidate the Funds, no further shares of the Funds shall be issued, sold or purchased by the Funds, and the Directors shall immediately proceed to wind up the Funds’ affairs, liquidate the assets, pay all liabilities and expenses of the Funds, and distribute the remaining assets, if any, among the shareholders in proportion to their holding of shares of beneficial interest. The Board of Directors shall also do any other acts necessary to secure and complete the dissolution of the Funds.